NEWS RELEASE	No. 05-121 December 12, 2005

PTM Upgrades 1.31 Million Ounces to Indicated Category and Outlines New Resources

Near- Surface on Western Bushveld Joint Venture

Initiates Pre-feasibility Mine Planning, Engineering and Economic Modelling

Vancouver/Johannesburg December 12, 2005…  Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announced today increased confidence in the Western Bushveld Joint Venture as a result of the Independent classification of 1.31 million ounces platinum, palladium, rhodium and gold (4E) as Indicated Resources (Merensky Reef – 3.68Mt at 7.33 g/t 4E and UG2 – 3.24 Mt at 4.25 g/t 4E) and 3.90 million ounces as Inferred Resources (Merensky Reef – 13.59 Mt at 6.88g/t 4E and UG2 – 6.69 Mt at 4.15g/t 4E).

“We are very pleased to see the project expand and the additional drill results upgrade the Resources, including a confirmation of grade-thickness for Project 1 and Project 2,” said R. Michael Jones, President of PTM.  “Given these encouraging results, we have initiated further drilling, mine planning, engineering and economic modelling for the Pre-feasibility Study expected in mid-2006, which will include these new shallow resources, as well as further resource updates expected from these areas in early 2006.”

Highlights of the Independent resource estimate include:

•

1.31 million ounces upgraded to the Indicated Resource category on Project 1 area and further drilling currently underway.

•

Merensky Resource estimate width increases to 1.31 to 1.34 metres from 1.12 metres previously in August 12, 2005 Preliminary Assessment.  The Merensky Resource maintains overall grade-thickness within 10% of the earlier estimate.   The increased thickness is expected to lower the effective dilution when compared to the earlier Preliminary Assessment model.

•

Project 1 and Project 2 resources now include 3.90 million Inferred ounces of platinum, palladium, rhodium and gold (4E), in addition to the Indicated Resources.

•

637,000 ounces of Inferred Resources and 143,000 ounces of Indicated Resources are at shallow depth, between surface and 250 metres, and are being explored with two drills.  These areas may result in significant positive changes to the potential mine plan.

•

Current Resource evaluation includes only part of a potential Project 2 area.  At this time, the resources outlined on Project 2 are only on the UG2 Reef and remain open along strike and down dip.  Further drilling with two rigs is currently underway to define additional potential on UG2 and Merensky Reefs.

Resources and Further Drilling

The details of the resources are provided in the tables below. The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as reserves. The Pre-feasibility Study which is now in progress will address some of these issues. The Feasibility Study is targeted for completion at the end of 2006.

This resource estimate has substantially changed from the August 12, 2005 resource of 4.7 Million ounces Inferred (including 13.87 Million tonnes of Merensky Reef grading 9.67 g/t 4E).   The mining width included in the resource calculation for the Merensky Reef has increased from 1.12 meters to 1.31 and 1.34 meters.

The changes in the resources include the upgrading to the Indicated category of a portion of the Merensky Reef resources and new Indicated Resources have been outlined on the UG2 Reef.   In addition, new resources have been outlined on the Merensky Reef from surface to 250 metres deep.   On the UG2 Reef in Project 2, new near-surface resources have been delineated with an average reef thickness 1.62 metres, on strike from the area previously investigated. Two drill rigs are currently operating in this area.

Approximately 40 % of the Western Bushveld Joint Venture surface area has been investigated in drilling to date completed by PTM.  As the operator of the Western Bushveld Joint Venture, PTM may earn a 37% interest by completing 35 million Rand (US$5.3 million) of exploration and development expenditures.  PTM has completed to date approximately 25 million Rand (US$3.8 million). PTM has completed approximately 30,000 meters of drilling in 65 holes and this update includes the results up to hole 53, along with previous results from Anglo Platinum. The resources are estimated under SAMREC categories by the kriging statistical method and the Indicated Resources have a drill spacing of approximately 250 meters or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These account for approximately 35% of the project area. The resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) are estimated below.  While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split  estimates as they have been calculated using the arithmetic mean of the assay information.

Updated Dec. 12, 2005 Independent Estimated Indicated Resource Base: See Cautionary Notes

(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	400	3.680	7.33	1.31	1.31	26.973	0.8672
MR CR	400	0.00015	4.68	1.01	1.01	0.009	0.000001
UG2	400	3.236	4.25	1.47	1.47	13.754	0.4422
Total Indicated	400	6.916	5.89	1.37	1.37	40.734	1.3103

The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.82	26%	1.94	3%	0.26	4%	0.31
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.69	27%	1.13	9%	0.39	1%	0.04

Updated Dec. 12, 2005 Independent Estimated Inferred Resource Base: See Cautionary Notes

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain FPP	400	13.591	6.88	1.34	1.34	93.488	3.0057
MR Domain CR	400	0.001	4.17	1.04	1.04	0.003	0.0001
UG2	400	6.688	4.15	1.62	1.62	27.757	0.8924
Total Inferred	400	20.280	5.98	1.41	1.41	121.248	3.8982

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.53	26%	1.82	3%	0.24	4%	0.29
MR CR	66%	2.74	26%	1.10	3%	0.15	4%	0.18
UG2	63%	2.62	27%	1.11	9%	0.38	1%	0.04

Updated Dec. 12, 2005 Independent Estimated Indicated Resource Base above 250m below surface (a subset of the data above):

 See Cautionary Notes

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP Above 250m	400	0.475	8.40	1.31	1.31	3.987	0.1282
MR CR above 250m	400	0.0002	4.68	1.01	1.01	0.0007	0.00001
UG2 above 250m	400	0.111	3.85	1.47	1.47	0.460	0.0148
Total Indicated above 250m	400	0.586	7.59	1.37	1.37	4.448	0.1430

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	5.53	26%	2.22	3%	0.29	4%	0.36
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.43	27%	1.03	9%	0.35	1%	0.04

Updated Dec. 12, 2005 Independent Estimated Inferred Resource Base above 250m below surface (a subset of data above):

 See Cautionary Notes

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP above 250m	400	0.495	6.91	1.34	1.34	3.418	0.1099
MR CR above 250m below	400	0.0006	4.16	1.04	1.04	0.0028	0.0001
UG2 above 250m below	400	3.754	4.08	1.62	1.62	16.400	0.5273
Total Inferred above 250m	400	4.250	4.66	1.41	1.41	19.821	0.6372

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.55	26%	1.83	3%	0.24	4%	0.29
MR CR	66%	2.63	26%	1.10	3%	0.38	4%	0.04
UG2	63%	2.58	27%	1.08	9%	0.37	1%	0.04

Engineering and Mine Plans for Future Study

The increased level of geological confidence from Inferred to Indicated will allow the Indicated Resources to be considered in the engineering work for a Pre-feasibility Study due to be completed by July 2006.

The resources outlined, particularly from surface to 250 meters deep in the Project 1 and Project 2 areas, may result in significant positive changes to the potential mine plan from the plan announced in the Preliminary Assessment of August 12,  2005 (Filed on Sedar August 12, 2005). The financial model, including but not limited to capital cost and timing estimates may also change significantly. The estimates, including operating costs, milling recovery rates, general project scale and metal prices have general application until updated with the Pre-feasibility Study. Parts of the Project 2 area may be considered for inclusion in initial mine plans of the first mining area given their depth from zero to 250 meters. Access to the deposit initially with declines from surface will be considered as alternatives to the twin vertical shafts proposed in the Preliminary Assessment. These alternatives for the Pre-feasibility plan have potential to reduce the estimated capital costs and the time for development. Estimates of the full changes to the mine plan and capital cost from the resource update will be provided at the Pre-feasibility stage.

The Pre-feasibility Study will consider additional opportunities for the WBJV project areas derived from the drilling information up to mid-2006. In addition, the Pre-feasibility study will consider and outline the details and possible mitigation of several considered projects risks, not yet assessed in detail, including metallurgical recoveries, smelter costs and refining costs, surface and mining rights, permits and involvement of communities in satisfaction of the Minerals and Petroleum Resources Development Act28 (2002).

The Milestone of December 2006 for a Feasibility Study remains as stated. The Company will provide a drilling update as the program advances in early 2006.

Qualified Person, Data Verification, Quality Control and Assurance

Charles Muller is the Independent Qualified Person, “QP” for the resource assessment, this resource report and this Press Release. He was also the overall QP for the Preliminary Assessment Report filed on Sedar August 12, 2005. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 17 years experience as a geologist, and resource evaluator. In addition to data verification procedures for confirmation and entry of the drill data into the kriged resource model, Muller is familiar with the internal PTM QP’s work and the history on reef deposits over the past 10 years. PTM internal QPs are responsible for the collection of geological data and sampling information during the drilling.

Samples were analyzed under PTM’s and Anglo Platinum’s protocols previously published and filed on Sedar (August 12, 2005) for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.  PTM’s samples were analyzed at Setpoint Labs, Johannesburg, and by Genalysis Laboratories in Perth, Australia.

As operator, PTM is responsible for exploration and engineering activities of the Western Bushveld Joint Venture.  Anglo Platinum has neither been involved in the preparation of this resource declaration nor in the evaluation of the results thereof.  However, as part of the Management Committee, Anglo Platinum and Africa Wide Mining, the joint venture partners, review the drilling and geological information of the WBJV on at least a quarterly basis.

Cautionary Notes

The Pre-feasibility Study will consider and outline the details and possible mitigation of projects risks which will include metallurgical recoveries, smelter costs, surface and mining rights, permits and involvement of communities in satisfaction of the Mineral Resources and Petroleum Development Act28 (2002). There can be no assurance that any of the assumptions in the resource estimates or potential changes to plans will be confirmed by either a Pre-feasibility Study or a Feasibility Study. The data is incomplete and additional work will be required to evaluate the project which will include, but will not be limited to drilling, engineering, title confirmation, socio-economic studies and financing. The properties investigated are held under prospecting rights subject to conversion under the new Mineral Resources and Petroleum Development Act28 (2002) and do not currently have a mining authorization.

Inferred and Indicated Resources are reported. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS AND ALL INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

We advise US Investors and all investors that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes Indicated and Inferred Resources with further areas under drilling investigation.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource estimates or any reference to potential mine plans will be supported by a Pre-feasibility or Feasibility Study or that any forward looking event will come to pass. The data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project has not been confirmed or applied for and the process for such application is new in the Republic of South Africa and is untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.